NR08-25

October 20, 2008

Cardero Produces Premium Direct Reduced Iron

Grade Pellets from Pampa de Pongo Iron Deposit in Peru

Awaits Positive Impact on Independent Preliminary Economic Assessment

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to announce highly positive results from direct reduction testing of Pampa de Pongo pellets at MIDREX® Technologies Inc. in the USA.  Results indicate metallurgical and chemical properties of the pellets produced from the Pampa de Pongo iron deposit exceed industry standards for premium, high-quality Direct Reduced Iron (DRI) or Hot Briquette Iron (HBI) feed.

Direct Reduction (DR) grade pellets are premium products and typically attract higher-value contracts than Blast Furnace grade pellets.  The premium is typically 10% in terms of contract price, which the Company anticipates will have a positive effect on the final independent Preliminary Economic Assessment Technical Report, due for publication by the end of October.  Previous price assumptions (see NR08-23) will be increased by 10% and the final report will include this expected economic upside.

In its report, MIDREX® indicated that “The Cardero Pampa de Pongo DR pellets performed well in standard Midrex tests.  Chemical and physical characteristics were comparable to commercially produced pellets that have been used successfully in the Midrex DR Process®.  Based on these results, it is expected that commercially produced pellets made from this ore would be a suitable feedstock for the Midrex DR Process®”.

Maximum MIDREX® DR plant productivity is achieved by operating the shaft furnace with inlet gas temperatures ranging from 900-970°C (or higher).  Lime coating of DR pellets is required when operating under higher temperature conditions, mitigating burden sticking and clustering.  The results posted from the 927°C hot load test prove that the lime coated Pampa de Pongo pellets are a satisfactory feed material for a Midrex DR plant operating under the most severe conditions.

DIRECT REDUCED IRON (DRI)

Direct Reduced Iron (DRI) is a high-quality iron product created through the removal of oxygen (reduction) from iron oxide material, in solid state (without melting).  Reduction is achieved when a reducing gas (typically hydrogen and carbon monoxide) is passed through the iron oxide feed material at a temperature between 900º and 970ºC.  Direct Reduction Iron is commonly used in an Electric Arc Furnace (EAF) to produce steel, instead of, or in combination with, scrap iron.  The DRI process requires specific physical and chemical quality feedstock, which must remain consistent as a product.  Only a small percentage of pellets produced globally can meet the stringent requirements.

MIDREX® MATERIAL EVALUATION

Oxide Pellet Characteristics

Chemical and physical analysis of the Pampa de Pongo iron oxide pellets was repeated prior to DR material evaluation.  All results were comparable to those previously described (see NR08-24).

DRI Characteristics

In order to determine the suitability of the Pampa de Pongo pellets as DR process feed, MIDREX® undertook a Linder Test and a Hot Load Test.

Linder Test

The purpose of the Linder Test is to determine the iron oxide pellet’s susceptibility to generate unwanted fines during the course of bed movement in the shaft furnace.  Potential for fines generation is due to furnace rotation (simulating bed movement in the shaft furnace) and carburization of the iron oxide material during reduction (which can contribute to fines generation).  Fines are defined as less than 3.36 mm material (6 mesh).

The Linder Test was performed on uncoated pellets.  Results were positive, with more than 94% metallization and approximately 1.8% carbon in the DRI product.  Fragmentation was low, at less than 1.5%.

Linder Test	Typical DRI	Uncoated 760ºC
% Metallization	>93.0%	94.4
% Carbon		1.79
Fragmentation %< 3.36 mm	<2.0%	1.4
Compression (kg)	>67.0	38

Metallization and fragmentation exceeded typical DRI product.  Compression was lower than optimal.  However, MIDREX® commented that “these were laboratory-made pellets, so the strength values are not indicative of a commercially-made pellet”.

Hot Load Test

The Hot Load Test simulates the increasing load experienced by the pellets as they descend through a shaft furnace.  The test focuses on the physical durability of the pellet during reduction.  Both uncoated and lime-coated pellets were tested and both performed well.  Metallization was approximately 99%.  The DRI product demonstrated reasonable strength as is typical for pilot-scale pellets.  Critically, clustering did not occur with either uncoated (816ºC) or coated (927ºC) pellets, which is extremely positive.

Hot Load Test	Typical DRI 815ºC	Uncoated 815ºC	Coated 927ºC
% Metallization	>94.0%	98.6	99.5
% <3.36mm after reduction		1.0%	0.6%
Tumble % >6.73mm	>90	85.8	93.4
Compression (kg)	>100	40	44
Clustering % >25mm	0	0	0

Metallization, fines generation and tumble results were all excellent.  The lack of any clustering is outstanding and sets the Pampa de Pongo pellets apart as premium DR pellets.  The lower compressive strength, as with the Linder test, is not indicative of commercially-produced and optimized pellets.

END-USER CONSIDERATIONS

There are a number of specific chemical needs that can be satisfied by the Pampa de Pongo DR grade pellet.

Fluxed DR Pellets - Fluxed DR-grade iron oxide pellets are made by adding magnesium and/or calcium (flux) in the form of limestone and dolomite to the pelletizing feed mix.  Elevated magnesium oxide (MgO) in pellets is desirable to the steelmaker as it means less flux addition to the Electric Arc Furnace.  Pellet producers are forced to pay extra for dolomite or limestone to produce fluxed pellets; therefore fluxed (basic) pellets are more costly to produce than standard (acid) pellets.  The Pampa de Pongo pellets contain elevated magnesium and are therefore saleable as self-fluxing DR grade pellets.  Note that lime-addition to the pellet feed as flux should not be confused with lime-coating, the latter of which purely mitigates clustering of DRI product at high temperature.

Silica Content – Silica content of DRI should be as low as possible for steel-makers using an Electric Arc Furnace, preferably less than 2.0%.  The Pampa de Pongo iron oxide pellets will meet this requirement, but further optimization of the processing can lower silica even further.  Laboratory scale liberation grinding tests have indicated that a concentrate can be produced with high iron content (66.87% - 68.54%) and low silica content (0.18% - 0.57%) with a small amount of additional grinding.  Low silica contributes to the zero-clustering observed in the Hot Load test undertaken at MIDREX®.

DRI PRODUCTION

Direct reduction continues to be an increasingly important component of the global steel industry.  Global DRI production has seen continual growth since 1970, with a compound annual growth rate of 13% per annum.

Direct reduction is currently focused in jurisdictions with a cost-effective supply of natural gas.  Most production is currently in Venezuela (56%), Canada (23%), Brazil (9%) and Trinidad (9%).  Venezuelan Hot Briquetted Iron (HBI, a compacted form of DRI) production is down 40-50% due to a lack of DR-grade pellet supply.  Long-term predictions, based on current and future production, suggest a deficit of 21.8 million tonnes per annum by 2017.  This suggests a long-term and healthy market for DR-grade pellets, which Pampa de Pongo would be in a position to benefit from.

QUALIFIED PERSON

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and an employee.

The work programs at Pampa de Pongo are designed by, and are supervised by, Keith J. Henderson, Cardero’s Vice President-Exploration.  Direct Reduction material evaluation test work was undertaken by MIDREX® Technologies Inc., North Carolina, USA and the work is designed and supervised by Dr. S. Jayson Ripke, Cardero Iron Ore Management (USA) Inc.’s Vice President - Technical.  Dr. Ripke is responsible for the quality control/quality assurance program.  MIDREX®  is the world leader in DRI technology, having built more than 60 modules in 19 countries, and has become the leading process technology for producing DRI with more than 60% of the world’s DRI produced using MIDREX® Technology.

ABOUT CARDERO RESOURCE CORP.

Cardero’s focus through 2008 is to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the New York Stock Exchange Alternext-US (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential results of future metallurgical testing on material from Pampa de Pongo, the suitability of Pampa de Pongo iron ore for making direct reduction grade iron pellets, the results of the testing of the pilot-scale pellet tests, the timing of the completion of the final SRK Pampa de Pongo Preliminary Economic Evaluation Technical Report and the anticipated results thereof and the discovery and delineation of mineral deposits/resources/reserves at the Company’s Pampa de Pongo project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.